Pareteum® Corporation TEUM’s Proposed Acquisition of iPass Filed by Pareteum Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a - 12 under the Securities Exchange Act of 1934 Subject Company: iPass Inc. Commission File No: 000 - 50327 • December 20, 2018 • New York, New York USA

2 Pareteum® Corporation ( Nasdaq: TEUM) © 2018 All rights reserved 2 Safe Harbor Statement Forward - Looking Statements Statements in this presentation regarding Pareteum’s offer to acquire iPass Inc . (“iPass”), the expected timing of the proposed transaction, the potential benefits of the acquisition (including potentially accretive and synergistic benefits), Pareteum’s expected future performance (including expected results of operations and financial guidance), the combined company’s future financial condition, operating results, strategy and plans, and all other statements in this presentation other than the recitation of historical facts are forward - looking statements . These statements are based on current expectations or beliefs, as well as a number of assumptions about future events, and are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward - looking statements . Potential risks and uncertainties include, but are not limited to, such factors as the ultimate outcome of any possible transaction between Pareteum and iPass, including the possibilities that iPass’s secured lender will not consent to the transaction ; if a transaction between Pareteum and iPass were to occur, the ultimate outcome and results of integrating the operations of Pareteum and iPass, the ultimate outcome of Pareteum’s operating strategy applied to iPass and the ultimate ability to realize synergies ; the effects of the business combination of Pareteum and iPass, including the combined company’s future financial condition, operating results, strategy and plans ; and negative or worsening worldwide economic conditions or market instability . The foregoing does not represent an exhaustive list of risks . Additional factors are described in Pareteum’s public filings with the SEC, including the Registration Statement on Form S - 4 filed by Pareteum on December 4 , 2018 , as amended on December 20 , 2018 . Moreover, Pareteum operates in a very competitive and rapidly changing environment . New risks emerge from time to time . It is not possible for Pareteum’s management to predict all risks, nor can Pareteum assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward - looking statements Pareteum may make . In light of these risks, uncertainties and assumptions, the future events and trends discussed in this presentation may not occur and actual results could differ materially and adversely from those anticipated or implied in the information in this presentation . Any forward - looking statements in this presentation are not guarantees of future performance, and actual results, developments and business decisions may differ from those contemplated by those forward - looking statements, possibly materially . Accordingly, you should not place undue reliance on any such forward - looking statements . All forward - looking statements included in this presentation are based on information available to Pareteum management on the date of such information . Except to the extent required by applicable laws or rules, Pareteum undertakes no obligation to publicly update or revise any forward - looking statement, whether as a result of new information, future events or otherwise . All subsequent written and oral forward - looking statements attributable to Pareteum or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements contained throughout this presentation .

3 Pareteum® Corporation ( Nasdaq: TEUM) © 2018 All rights reserved 3 Leading global software defined cloud platform company delivering award winning software APIs & mobility enablement, without heavy investment in proprietary technology or infrastructure Digital Economy Transformation: Software + Communications The world’s largest taxi company, owns no vehicles The world’s most popular media owner creates no content The most valuable retailer, has no inventory The world’s largest accommodation provider, owns no real estate The world’s largest network of gourmet coffee retailers own no stores or outlets The world’s largest movie house owns no cinemas The world’s fastest growing bank has no actual money The world’s largest software vendors don’t write their apps .

4 Pareteum® Corporation ( Nasdaq: TEUM) © 2018 All rights reserved 4 Transaction Overview: Acquisition of iPass, Inc. by Pareteum Corporation • Pareteum to acquire iPass in an all - stock transaction at a fixed exchange ratio of 1.17 shares of Pareteum common stock per iPass share, plus the assumption of $5.6 million of iPass net debt (1) • Pareteum stockholders to own 91% and iPass shareholders to own 9% of Pareteum’s issued common stock upon completion (2) • Offer represents approximately 0.65x of 2018E revenue of approximately $40 million Purchase Price Fully Financed • No external financing required Financial Impact • Expected to be significantly accretive to Pareteum, with $0.5 million increase in earnings ($0.01 per share) and $5.0 million increase in Non - GAAP earnings ($0.05 per share) • Strong growth in pro forma operating cash flow generation • Material cost synergies – approximately $19 million • Expanded revenue upside from cross - selling and new product sets Source: Company filings. (1) As of 9/30/2018; includes cash of $4.9 and debt principal balance of $10.5m, including $0.5m of debt end of term fee. (2) Se e slide 17 for details.

5 Pareteum® Corporation ( Nasdaq: TEUM) © 2018 All rights reserved 5 Transaction Overview (Continued) Acquisition of iPass, Inc. by Pareteum Corporation Management Implementation, Approvals & Closing • Pareteum Management and Board remains 100% intact • Certain key personnel of iPass have been identified and will be retained • Acquisition to be implemented via an exchange offer to iPass shareholders • Tender offer to commence December 4 • Customary conditions and consents required • Closing targeted for early Q1 2019 Exchange Listing • Pareteum will maintain its Nasdaq listing under the symbol TEUM • iPass will be delisted from Nasdaq Uniting Two Leading Cloud Technology Companies

Compelling Strategic Rationale

A Transformational and Value Enhancing Combination

Expansion	• Enhanced ability to acquire **500 new enterprise customers** together with **iPass' SmartConnect and big data solutions and Pareteum's cloud native platform creates an integrated value package with global reach**
Scale	• Carrier fee and cloud cost **economies of scale – approx. $5.5 million** • **Reduction** in corporate **overhead** and **capex – approx. $13.0 million** • **Pro forma 2018E revenue and Adj. EBITDA of $94mm and $18.2mm(1), respectively**
Earnings & Capital	• Accretive to pro forma EPS +$0.01 and Non-GAAP EPS +$0.05 • Enhanced financial profile with which to **access the capital markets**
Platform	• Strong platform for **acquisitions** and **market consolidation** • Significant pipeline of **potential add-on M&A** • **Strong growth in pro forma cash flow**

(1) Includes $16m of run-rate cost savings.

Pareteum® Corporation (Nasdaq: TEUM)
© 2018 All rights reserved
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7 Pareteum® Corporation ( Nasdaq: TEUM) © 2018 All rights reserved 7 Connections 10,400,000 6,000,000 4,400,000 2018E Revenue $94.0m $42.0m $52.0m 2018E PF Adj. EBITDA $18.2m $5.0m (incl. synergies) (2) $13.2m (1) Product Overview 68M+ Wi - Fi Hot Spots in 180+ Countries 1,000+ GSM and 200 CDMA SMS Global Agreements 59 MNO Global Agreements in 80 Countries Leading global software defined cloud company Managed Services Platform Global Software Defined Cloud SuperAPI x MVNE x MVNO x CSP x CSP x Enterprise x Channels x MVNE x MVNO x CSP Leading mobile connectivity & data intelligence company Intelligent Connection Management High Value Location Data Mobile Connectivity Big Data x MNO x MVNO x CSP x CSP x Enterprise x MNO x Enterprise x Retail x Channels Source: Company filings. (1) Assumes annualized synergies of $4.3m from Artilium acquisition. (2) Assumes $19m of synergies; iPass standalone EBITDA o f ( $14.0m). v3.0 Uniting Two Leading Cloud Technology Companies

8 Pareteum® Corporation ( Nasdaq: TEUM) © 2018 All rights reserved 8 64M+ Wi - Fi Hot Spots in 180+ Countries 1,000+ GSM and 200 CDMA SMS Global Agreements 59 MNO Global Agreements in 80 Countries Global Software Defined Cloud Platform: Strategic Alliances For Global Success 41,002 Employees $ 18 B Revenue 50.8 M Homes Passed 24.7 M Fixed - line Subs. 10.1 M Mobile Subs. 59.6 M Video, Internet, and Fixed - line Telephony Subs 10.1 M WIFI Access Points LIBERTY GLOBAL 1,000+ GSM and 200 CDMA SMS Global Agreements 28.5 M 46 K 2.2 M 1.8 M 31 M 64M+ Wi - Fi Hot Spots in 180+ Countries

Pareteum-iPass Alliance: Q2 2017-Q3 2018: 18 weeks so far…

Joint Sales…

14 Opportunities

2 Managed Service Platform

- **Mobile Network Operators** – branded cellular, triple/quad play media & enterprise broadband services wireless and Wi-Fi infrastructure

12 Global Cloud Services

- **CSPs, Businesses, and Developers:** Internet of Things; Banks, Industrial and IT managing wireless connectivity
- **Affinity Marketing Branded Services:** requiring Wi-Fi + connectivity
- **Social media & computer gaming:** requiring connectivity and messaging using global Wi-Fi

$19M 36M-CRB value

Closed Transactions…

6 Sales Wins

Customer	Service Suite	Application Case
Airport Wireless Provider	GSDC+ Connectivity + Wi-Fi	Providing Wi-Fi service to APAC Airport
Full Service Virtual Mobile Provider	GSDC + Connectivity + Wi-Fi	Multi-use to Enterprise Mobile workforce + multi campus Wi-Fi performance data
Rural Wireless Internet Service Provider	GSDC + Connectivity + Wi-Fi	Providing economics for Wi-Fi first enterprise mobility strategy
MVNO	GSDC + Connectivity + Messaging + Wi-Fi	Helping retail MVNO to provide integrated Wi-Fi and wireless
Streaming Media Content and Cable Company	GSDC + Connectivity + Wi-Fi + e-commerce	Taking a powerful cable station brand directly to wireless subscribers
Social Media and Gaming Portal	GSDC + Connectivity + Wi-Fi	Enabling developers to add mobile communication services combined with Wi-Fi with simple super API
National Mobile Virtual Network Enabler	GSDC + Connectivity + Wi-Fi	Speed to market for instant mobile plans for consumers
e-commerce Solution Company	GSDC + e-commerce + Wi-Fi	Enabling multiple products, currency denominations, & multi-level commission structure plus analytics for Wi-Fi and cellular
Worldwide Concierge & Travel Solutions Company	GSDC + Connectivity + Wi-Fi	Expanding existing partnerships with airlines to deliver mobile services to enterprise customers

GSDC = Global Software Defined Cloud.

$9.0M 36M-CRB value

Always Be Closing…

8 Pending Sales

- New opportunities added to pipeline regularly and with increasing frequency
- Highly qualified/advanced sales cycle stages:
  - 2 Multinational Enterprise : Banking, IoT (water meters)
  - 1 Managed Services Platform
  - 3 Global Software Defined Cloud Services: Healthcare monitoring
  - 2 Social media & computer gaming

$10.0M 36M-CRB value

Pareteum® Corporation (Nasdaq: TEUM)
© 2018 All rights reserved
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10 Pareteum® Corporation ( Nasdaq: TEUM) © 2018 All rights reserved 10 2018E Pro Forma Combination ($ in millions) Pareteum iPass Synergies (1) Pro Forma Combined Revenue $52.0 $42.0 $94.0 COGS (19.0) (30.0) 5.5 (43.5) Gross Profit 33.0 12.0 5.5 50.5 Operating Exp. (33.9) (29.0) 13.5 (49.4) Non - Operating Exp. (0.1) (1.5) 0.0 (1.5) Net Income $(1.0) $(18.5) $19.0 ($0.5) Adjusted EBITDA $13.2 $(14.0) $19.0 $18.2 (1) Detailed breakdown of synergies on slide 12; excludes estimated $3.3m of costs to achieve synergies.

11 Pareteum® Corporation ( Nasdaq: TEUM) © 2018 All rights reserved 11 2018E Pro Forma Synergy Analysis ($ in millions) 2018 Timing Network Access Costs $5.5 Achieved by end of Q2 2019 ($4.0 million prior to close) Payroll and Benefits 8.0 Achieved by end of Q3 2019 ($7.5 million prior to close) Office Lease 1.1 Fully achieved by end of 2019. Insurance 0.7 Fully achieved at close Legal Costs 2.0 Fully achieved at close Public Company Expenses 0.9 Fully achieved at close Consulting Fees 0.8 Fully achieved at close Total $19.0

12 Pareteum® Corporation ( Nasdaq: TEUM) © 2018 All rights reserved 12 2019E - 2022E Pro Forma Financial Summary ($ in millions) 2019E (1) 2020E 2021E 2022E Revenue $144 $202 $266 $322 COGS (57) (85) (116) (143) Gross Profit 87 117 150 179 Operating Exp. (60) (70) (80) (90) Non - Operating Exp. (7) (17) (30) (38) Net Income $20 $30 $40 $51 Adjusted EBITDA $40 $57 $78 $107 Non - GAAP Basic EPS $0.38 $0.54 $0.73 $1.01 Basic EPS $0.19 $0.28 $0.38 $0.48 Diluted EPS $0.18 $0.27 $0.35 $0.44 (1) Excludes estimated $3.3m of costs to achieve synergies.

13 Pareteum® Corporation ( Nasdaq: TEUM) © 2018 All rights reserved 13 Conclusion Complements and extends Pareteum’s footprint globally Combination Enables TEUM to Cement its Leadership Position in Software Cloud Connectivity 1 Enhances product set to better serve both Pareteum and iPass customers 2 Significant potential to monetize customer bases through cross - sell and upsell 3 A larger platform from which to expand into new markets and pursue further acquisition opportunities 4 Significant synergy and value creation potential which will enhance stockholder value 5

14 Pareteum® Corporation ( Nasdaq: TEUM) © 2018 All rights reserved 14 Appendix

15 Pareteum® Corporation ( Nasdaq: TEUM) © 2018 All rights reserved 15 Adjusted EBITDA Reconciliation ($ in millions) 2018 2019 2020 2021 2022 Net Income (0.5) $20.0 $30.0 $40.0 $51.0 Depreciation and Amortization 6.0 4.0 4.0 4.0 4.0 Interest Expense 1.7 1.0 0.0 0.0 0.0 Taxes 0.5 3.0 10.0 22.0 40.0 Stock Based Compensation 8.5 8.0 10.0 10.0 10.0 Restructuring Expense 2.0 4.0 3.0 2.0 2.0 Adjusted EBITDA $18.2 $40.0 $57.0 $78.0 $107.0

16 Pareteum® Corporation ( Nasdaq: TEUM) © 2018 All rights reserved 16 2019E - 2022E Pro Forma Growth Rate Comparison ($ in millions) 2018 2019 2020 2021 2022 Revenue (IPAS Transaction) $94.00 $144.00 $202.00 $266.00 $322.00 Growth Rate 53% 40% 32% 21% Revenue (ARTA Transaction) $49.00 $74.90 $104.60 $137.50 $175.20 Growth Rate 53% 40% 31% 27%

17 Pareteum® Corporation ( Nasdaq: TEUM) © 2018 All rights reserved Pro Forma Combined Capitalization Table Pareteum capitalization as at November 30, 2018 Common TEUM (000's) Share Fully Equivalents Warrants Options Diluted Issued & Outstanding 97,467 3,068 3,400 103,934 Convertible Debt 31 722 753 Total Equity 97,497 3,789 3,400 104,687 Transaction Adjustment IPAS Consideration Shares 9,865 9,865 Post IPASS Acquisition 107,363 3,789 3,400 114,553 % Parteum Stockholders 91% 91% % IPASS Stockholders 9% 9% 100% 100%

18 Pareteum® Corporation ( Nasdaq: TEUM) © 2018 All rights reserved 18 Additional Information Important Additional Information to be Filed with the SEC This document relates to a pending business combination transaction between Pareteum and iPass . The exchange offer referenced in this document commenced on December 4 , 2018 . This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . Pareteum has filed a registration statement on Form S - 4 related to the transaction with the SEC and may file amendments thereto . Pareteum and a wholly - owned subsidiary of Pareteum has filed a tender offer statement on Schedule TO (including a prospectus/offer to exchange, a related letter of transmittal and other exchange offer documents) related to the transaction with the SEC and may file amendments thereto . iPass has filed a recommendation statement on Schedule 14 D - 9 with the SEC and may file amendments thereto . iPass and Pareteum may also file other documents with the SEC regarding the transaction . This document is not a substitute for any registration statement, Schedule TO, Schedule 14 D - 9 or any other document which iPass or Pareteum has filed or may file with the SEC in connection with the transaction . Investors and security holders are urged to read the registration statement, the Schedule TO (including the prospectus/offer to exchange, related letter of transmittal and other exchange offer documents), the recommendation statement on Schedule 14 D - 9 and the other relevant materials with respect to the transaction carefully and in their entirety before making any investment decision with respect to the transaction, because they contain important information about the transaction . Such materials (and all other offer documents filed with the SEC) are available at no charge on the SEC’s Web site : www . sec . gov . In addition, Pareteum’ stockholders are able to obtain free copies of such materials by contacting Ted O’Donnell, Pareteum’s Chief Financial Officer, at (646) 810 - 2182 , or requesting by mail to Pareteum as follows : Pareteum Corporation, Attn : Chief Financial Officer, 1185 Avenue of the Americas, 37 th Floor, New York, NY 10036 .